Exhibit 99.1

CONTACT: Investor Relations (214) 792-4415

SOUTHWEST AIRLINES REPORTS THIRD QUARTER EARNINGS OF $106 MILLION

DALLAS, TEXAS -- October 20, 2003 -- Southwest Airlines' net income for third quarter 2003 was $106 million, compared to third quarter 2002 net income of $75 million. Net income per diluted share was $.13 for third quarter 2003, compared to $.09 for third quarter 2002. These results are in line with First Call's consensus estimate. The Company's third quarter 2002 net income, excluding a special income item, was $50 million, or $.06 per diluted share.

Operating Results

Total operating revenues for third quarter 2003 increased 11.6 percent to $1.55 billion, compared to $1.39 billion for third quarter 2002. Operating income was $185 million, compared to $91 million in third quarter 2002, an increase of 103.3 percent. Revenue passenger miles (RPMs) increased 7.7 percent in third quarter 2003, compared to a 3.4 percent increase in available seat miles (ASMs), resulting in a load factor of 70.5 percent versus the third quarter 2002 load factor of 67.7 percent. The passenger revenue yield per RPM increased 3.8 percent to 11.71 cents from 11.28 cents in third quarter 2002. Operating revenue per ASM (RASM) increased
8.0 percent to 8.53 cents from 7.90 cents in third quarter 2002.

Total third quarter 2003 operating expenses were $1.37 billion, an increase of 5.2 percent, compared to $1.30 billion in third quarter 2002. Operating expenses per ASM (CASM) for third quarter 2003 increased 1.8 percent to 7.51 cents from the year ago period, primarily due to higher labor and jet fuel costs, net of hedging gains. Excluding fuel and the effect of a 2002 special item, CASM for third quarter 2003 increased 2.4 percent to 6.34 cents versus 6.19 cents in third quarter 2002.

"Other expenses" were $14 million for third quarter 2003 versus "other income" of $33 million for third quarter 2002. "Other losses" increased to $7 million in third quarter 2003 from "other gains" of $46 million in third quarter 2002 primarily due to the 2002 special income item. Interest expense declined 22.2 percent and interest income declined 40.0 percent primarily due to lower interest rates.

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Capitalized interest increased to $8 million from $4 million in third quarter 2002 as a result of higher Boeing aircraft progress payments.

James F. Parker, Vice Chairman and Chief Executive Officer, stated: "We are proud to report our third quarter 2003 net income of $106 million, which represents our 50th consecutive quarter of profitability. Our third quarter 2003 earnings were up substantially from the same period last year due to an improved post-war revenue environment and a weak year-ago performance. Third quarter 2003 RASM increased eight percent to 8.53 cents through a combination of higher load factors and passenger yields. Summer demand for vacation travel was strong, resulting in a record July and very solid August load factor performance. Thankfully, post-Labor Day travel also held up reasonably well, although our September traffic was impacted by Hurricane Isabel. We continue to be encouraged by recent RASM and booking trends and expect year-over-year unit revenue growth again in fourth quarter 2003. On a customary seasonal basis, however, we expect fourth quarter 2003 RASM to decline from third quarter 2003.

"Excluding the effect of a 2002 special item, our overall unit costs were up 2.3 percent in third quarter 2003. Our average jet fuel cost per gallon increased only 3.7 percent to 72.8 cents in third quarter 2003, as we benefited from third quarter hedging gains of $30 million. Based on prevailing market prices, we currently expect our fourth quarter 2003 average jet fuel cost per gallon to exceed the third quarter 2003 average jet fuel cost per gallon of 72.8 cents. We are 87 percent hedged in fourth quarter 2003 under $24 per barrel and 83 percent hedged for 2004, with caps approximating $23 per barrel.

"Excluding fuel and the effect of the 2002 special item, third quarter 2003 unit costs increased 2.4 percent to 6.34 cents from third quarter 2002. Based on current cost trends, we expect more year-over-year unit cost pressure in fourth quarter 2003 and higher unit cost levels than in third quarter 2003. We continue to realize productivity improvements from Company-wide cost reduction efforts, which we will aggressively pursue to protect our low cost competitive advantage.

"As a result of our Employees' commitment to low costs, low fares, and high quality Customer service, the future for Southwest Airlines is bright. Because of our confidence in the People of Southwest and the gradual improvement in the revenue environment, we recently exercised one Boeing 737-700 option for 2005 delivery and four 2006 options for accelerated delivery to 2004. We also entered into an agreement to lease an additional new -700 in 2004. These changes bring our 2004 aircraft deliveries to 47 and our 2005 firm

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orders and options to 23 and 11, respectively. After considering these additions and our planned 737-200 retirements, we expect an annual capacity increase of approximately seven percent in 2004 and over ten percent in 2005.

"In addition to our cash on hand at September 30, 2003, we continue to have our fully available unsecured revolving credit line of $575 million. During October 2003, we redeemed $100 million of senior unsecured 8 3/4 percent Notes due October 15, 2003 at par plus accrued interest."

Operating revenues for the nine months ended September 30, 2003 increased 7.3 percent to $4.42 billion while operating expenses increased 6.8 percent to $4.05 billion, resulting in operating income in 2003 of $372 million.

Net income for the nine-month period was $376 million in 2003 versus $199 million in 2002. Net income per diluted share for the nine-month period was $.46 in 2003 versus $.25 in 2002. Excluding special items in each year, net income for the nine months ended September 30, 2003 increased 49.4 percent to $233 million from $156 million in 2002.

Special Items

The Company believes it is helpful to management and investors to evaluate ongoing operational performance and trends by excluding special items, as described below, for comparative purposes. A reconciliation of key financial measures, excluding these special items, is included in this release, pursuant to Regulation G issued by the Securities and Exchange Commission. There were no special items in third quarter 2003.

Pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act, the Company received a $271 million cash payment from the U.S. government, which is included as "Other gains" in its Condensed Consolidated Statement of Income for the nine months ended September 30, 2003. This special item, which was recorded in second quarter 2003, resulted in an increase of approximately $41 million to Employee profitsharing expense.

Pursuant to the Air Transportation Safety and System Stabilization Act, which was enacted following the September 2001 terrorist attacks, the Company recognized $48 million included in "Other gains" in its Condensed Consolidated Statement of Income for third quarter 2002.

The Company's 2002 nine month results also included an additional $36 million in passenger revenue recognized during second quarter 2002 from a reduction in the estimated future refunds and exchanges included in "Air traffic liability."

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Southwest Airlines will conduct a conference call to discuss its quarterly earnings today at 10:30 a.m. Eastern Time. A live broadcast of the conference call will be available at www.southwest.com.

This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements is contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

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SOUTHWEST AIRLINES CO.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(unaudited)

Three months ended September 30,			Nine months ended September 30,		
	2003	2002	Percent Change	**2003**	2002	Percent Change
OPERATING REVENUES:						
Passenger	**$1,503**	$1,344	11.8	**$4,275**	$3,984	7.3
Freight	**23**	20	15.0	**70**	63	11.1
Other	**27**	27	-	**75**	74	1.4
Total operating revenues	**1,553**	1,391	11.6	**4,420**	4,121	7.3
OPERATING EXPENSES:						
Salaries, wages, and benefits	**554**	510	8.6	**1,657**	1,473	12.5
Fuel and oil	**214**	203	5.4	**616**	562	9.6
Maintenance materials and repairs	**111**	99	12.1	**321**	296	8.4
Agency commissions	**11**	12	(8.3)	**36**	42	(14.3)
Aircraft rentals	**46**	46	-	**137**	140	(2.1)
Landing fees and other rentals	**95**	87	9.2	**276**	258	7.0
Depreciation and amortization	**97**	92	5.4	**285**	263	8.4
Other operating expenses	**240**	251	(4.4)	**720**	757	(4.9)
Total operating expenses	**1,368**	1,300	5.2	**4,048**	3,791	6.8
OPERATING INCOME	**185**	91	103.3	**372**	330	12.7
OTHER EXPENSES (INCOME):						
Interest expense	**21**	27	(22.2)	**71**	80	(11.3)
Capitalized interest	**(8)**	(4)	100.0	**(23)**	(13)	76.9
Interest income	**(6)**	(10)	(40.0)	**(18)**	(29)	(37.9)
Other (gains) losses, net	**7**	(46)	n.a.	**(265)**	(37)	n.a.
Total other expenses (income)	**14**	(33)	n.a.	**(235)**	1	n.a.
INCOME BEFORE INCOME TAXES	**171**	124	37.9	**607**	329	84.5
PROVISION FOR INCOME TAXES	**65**	49	32.7	**231**	130	77.7
NET INCOME	**$106**	$75	41.3	**$376**	$199	88.9
NET INCOME PER SHARE:						
Basic	**$ .14**	$ .10		**$ .48**	$ .26	
Diluted	**$ .13**	$ .09		**$ .46**	$ .25	
WEIGHTED AVERAGE SHARES OUTSTANDING:						
Basic	**784**	773		**781**	772	
Diluted	**827**	805		**818**	808

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SOUTHWEST AIRLINES CO.

RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)

(unaudited)

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SOUTHWEST AIRLINES CO.

COMPARATIVE CONSOLIDATED OPERATING STATISTICS

(unaudited)

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SOUTHWEST AIRLINES CO.

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)

(in millions)	September 30, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 2,034**	$ 1,815
Accounts and other receivables	**143**	175
Inventories of parts and supplies, at cost	**96**	86
Fuel hedge contracts	**102**	113
Prepaid expenses and other current assets	**50**	43
Total current assets	**2,425**	2,232
Property and equipment, at cost:		
Flight equipment	**8,510**	8,025
Ground property and equipment	**1,103**	1,042
Deposits on flight equipment purchase contracts	**628**	389
	10,241	9,456
Less allowance for depreciation and amortization	**3,066**	2,810
	7,175	6,646
Other assets	**99**	76
	$ 9,699	$ 8,954
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 323**	$ 362
Accrued liabilities	**545**	529
Air traffic liability	**568**	412
Income taxes payable	**5**	-
Current maturities of long-term debt	**131**	131
Total current liabilities	**1,572**	1,434
Long-term debt less current maturities	**1,525**	1,553
Deferred income taxes	**1,416**	1,227
Deferred gains from sale and leaseback of aircraft	**172**	184
Other deferred liabilities	**146**	134
Stockholders' equity:		
Common stock	**786**	777
Capital in excess of par value	**188**	136
Retained earnings	**3,821**	3,455
Accumulated other comprehensive income	**73**	54
Total stockholders' equity	**4,868**	4,422
	$ 9,699	$ 8,954

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SOUTHWEST AIRLINES CO.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

(in millions)	Three months ended September 30, 2003	2002	Nine months ended September 30, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$ **106**	$ 75	$ **376**	$ 199
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation and amortization	**97**	92	**285**	263
Deferred income taxes	**29**	47	**177**	123
Amortization of deferred gains on sale and leaseback of aircraft	**(4)**	(3)	**(12)**	(11)
Amortization of scheduled airframe inspections & repairs	**13**	12	**37**	34
Changes in certain assets and liabilities:				
Accounts and other receivables	**(15)**	4	**32**	(54)
Other current assets	**(7)**	(21)	**(15)**	(15)
Accounts payable and accrued liabilities	**(72)**	(129)	**(20)**	(138)
Air traffic liability	**(7)**	(34)	**156**	47
Income taxes payable	**(6)**	-	**5**	-
Other	**7**	(23)	**25**	(42)
Net cash provided by operating activities	**141**	20	**1,046**	406
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchases of property and equipment, net	**(337)**	(119)	**(855)**	(372)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Issuance of long-term debt	-	-	-	385
Proceeds from trust arrangement	-	-	-	119
Proceeds from Employee stock plans	**30**	10	**61**	41
Payments of long-term debt and capital lease obligations	**(1)**	(1)	**(21)**	(56)
Payment of trust arrangement	-	(80)	-	(365)
Payment of revolving credit facility	-	-	-	(475)
Payments of cash dividends	**(4)**	(4)	**(14)**	(14)
Other, net	**1**	-	**2**	(5)
Net cash provided by (used in) financing activities	**26**	(75)	**28**	(370)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(170)**	(174)	**219**	(336)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**2,204**	2,118	**1,815**	2,280
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ **2,034**	$ 1,944	$ **2,034**	$ 1,944

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Southwest Airlines Co.

Boeing 737-700 Delivery Schedule